						Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$(32,580)	$52,235	$27,528	$(9,406)	$17,899
Less: equity in affiliates	358	33	82	-	79
	(32,938)	52,202	27,446	(9,406)	17,820

Fixed charges (1):
Interest expense, gross (2)	89,965	17,785	18,944	13,145	2,638
Interest portion of rent expense	4,098	2,241	2,512	2,696	2,661

a) Fixed charges	94,063	20,026	21,456	15,841	5,299

b) Earnings for ratio (3)	$61,125	$72,228	$48,902	$6,435	$23,119

Ratios:
Earnings to fixed charges (b/a)	- (4)	3.6	2.3	- (4)	4.4

Deficit of earnings to fixed charges	$(32,938)	-	-	$(9,406)	-

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.
(4)	Due to Itron's losses in 2007 and 2004, the ratio coverage was less than 1:1. Additional earnings of $32,938 and $9,406 would have been needed to achieve a coverage of 1:1 in each of those respective years.